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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

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                        Farmers Capital Bank Corporation
                       (Name of Subject Company (Issuer))

                    Farmers Capital Bank Corporation (Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

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                     Common Stock, par value $.125 per share
                         (Title of Class of Securities)

                                     309562
                      (CUSIP Number of Class of Securities)

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                               G. Anthony Busseni
                      President and Chief Executive Officer
                        Farmers Capital Bank Corporation
                              202 West Main Street
                                  P.O. Box 309
                            Frankfort, KY 40602-0309
                                 (502) 227-1668
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

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                                    Copy to:

                            J. David Smith, Jr., Esq.
                             Richard H. Mains, Esq.
                             Stoll Keenon Ogden PLLC
                           300 W. Vine St., Ste. 2100
                            Lexington, KY 40507-1801
                                 (859) 231-3000

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                            CALCULATION OF FILING FEE

       Transaction Valuation*                       Amount of Filing Fee**
-------------------------------------      -------------------------------------
           $ 19,250,000                                   $ 591.00

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 550,000 shares of the Common Stock of Farmers Capital Bank Corporation at the maximum tender offer price of $35.00 per share.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals $30.70 per million of transaction value.

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|_|   Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __________________    Filing Party: ____________________

Form or Registration No. _________________    Date Filed: _____________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_|   third-party tender offer subject to Rule 14d-1.

            |X|   issuer tender offer subject to Rule 13e-4.

            |_|   going-private transaction subject to Rule 13e-3.

            |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      This Tender Offer Statement on Schedule TO relates to the issuer tender offer by Farmers Capital Bank Corporation, a Kentucky corporation ("Farmers Capital" or the "Company"), to purchase up to 550,000 shares of common stock, par value $.125 per share (the "Shares"), or such lesser number of Shares as is properly tendered and not properly withdrawn, at prices between $31.00 and $35.00 per share, without interest. Farmers Capital's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 19, 2007 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits
(a)(l)(i) and (a)(l)(ii), respectively (which together, as amended or supplemented from time to time, constitute the "Offer"). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

      The information set forth in the Offer to Purchase is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET.

      The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The name of the issuer is Farmers Capital Bank Corporation. The address and telephone number of Farmers Capital is set forth under Item 3.

      (b) The information regarding the subject securities set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

      (c) The information about the trading market and price of the subject securities set forth under "Section 8--Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) Farmers Capital is the filing person to which this Schedule TO relates. The address of Farmers Capital's principal executive office is 202 West Main Street, P.O. Box 309, Frankfort, Kentucky 40602-0309. Farmers Capital's telephone number is (502) 227-1668. The business address and telephone number for the executive officers and directors of Farmers Capital is the same. The information set forth in the Offer to Purchase under "Section 11--Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.


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

ITEM 4. TERMS OF THE TRANSACTION.

      (a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

      o     Summary Term Sheet;
      o     Section 1--Number of Shares; Proration;
      o     Section 2--Purpose of the Offer; Certain Effects of the Offer;
      o     Section 3--Acceptance of Payment and Payment for Shares;
      o     Section 4--Procedures for Tendering Shares;
      o     Section 5--Withdrawal Rights;
      o     Section 6--Conditional Tender of Shares;
      o     Section 7--Conditions of the Offer;
      o     Section 13--United States Federal Income Tax Consequences; and
      o     Section 15--Extension of the Offer; Termination; Amendment.

      There will be no material differences in the rights of security holders as a result of the transaction.

      (b) The information set forth under "Section 2 -- Purpose of the Offer and Certain Effects of the Offer" and "Section 11--Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (e) The information set forth under "Section 11--Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a), (b) and (c) The information set forth under "Section 2--Purpose of the Offer; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a), (b) and (d) The information set forth under "Section 9--Source and Amount of Funds" and "Section 7--Conditions of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) and (b) The information set forth under "Section 11--Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) The information set forth under "Section 14--Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

      (a) The information set forth under "Section 10--Certain Information Concerning Us" in the Offer to Purchase, the information set forth in Part II-Item 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2006, the information set forth in Part I - Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and the


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

information set forth in the Company's Current Report on Form 8-K filed with the Commission on July 18, 2007, is incorporated herein by reference. Farmers Capital anticipates that prior to expiration of the Offer it will file a Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

      (b) The information set forth under "Section 10--Certain Information Concerning Us" in the Offer to Purchase is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

      (a) The information set forth under "Section 10--Certain Information Concerning Us," "Section 11--Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 12--Certain Legal Matters; Regulatory Approvals" and "Section 16--Miscellaneous" in the Offer to Purchase is incorporated herein by reference.

      (b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(i) and
(a)(l)(ii), respectively, hereto, as each may be amended or supplemented from time to time, is incorporated herein by reference.


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

ITEM 12. EXHIBITS.

(a)(1)(i)         Offer to Purchase, dated July 19, 2007.
(a)(1)(ii)        Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)       Notice of Guaranteed Delivery.
(a)(1)(iv)        Letter to Brokers, Dealers, Banks, Trust Companies and other
                  Nominees.
(a)(1)(v)         Letter to Clients for use by Brokers, Dealers, Banks, Trust
                  Companies and other Nominees.
(a)(1)(vi)        Letter to Shareholders, dated July 19, 2007, from G. Anthony
                  Busseni, President and Chief Executive Officer of Farmers
                  Capital Bank Corporation
(a)(1)(vii)       Letter to Participants in Farmers Capital Bank Corporation's
                  Employee Stock Purchase Plan
(a)(1)(viii)      Agent Plan Administrator Direction Form (Transmittal - ESPP)
(a)(2)            None.
(a)(3)            Not applicable.
(a)(4)            Not applicable.
(a)(5)            Press Release issued by Farmers Capital Bank Corporation,
                  dated July 19, 2007.
(b)               Not applicable.
(d)(i)            Farmers Capital Bank Corporation's Non-Qualified Stock Option
                  Plan (incorporated herein by reference to Appendix A to the Company's Proxy Statement filed with the Commission on March
                  31, 1998 [File No. 000-14412]).
(d)(ii)           Form of Farmers Capital Bank Corporation Nonqualified Stock
                  Option Agreement
(d)(iii)          Farmers Capital Bank Corporation Employee Stock Purchase Plan
                  (incorporated herein by reference to Exhibit 10 to the Company's Form S-8 [Reg. No. 333-116801] filed with the
                  Commission on June 24, 2004).
(g)               Not applicable.
(h)               Not applicable.


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2007

                                                FARMERS CAPITAL BANK CORPORATION


                                                By:    /s/ G. ANTHONY BUSSENI
                                                    ----------------------------
                                                      G. Anthony Busseni
                                                      President and Chief
                                                      Executive Officer


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

                                INDEX TO EXHIBITS

ITEM 12. EXHIBITS.

(a)(1)(i)         Offer to Purchase, dated July 19, 2007.
(a)(1)(ii)        Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)       Notice of Guaranteed Delivery.
(a)(1)(iv)        Letter to Brokers, Dealers, Banks, Trust Companies and other
                  Nominees.
(a)(1)(v)         Letter to Clients for use by Brokers, Dealers, Banks, Trust
                  Companies and other Nominees.
(a)(1)(vi)        Letter to Shareholders, dated July 19, 2007, from G. Anthony
                  Busseni, President and Chief Executive Officer of Farmers
                  Capital Bank Corporation
(a)(1)(vii)       Letter to Participants in Farmers Capital Bank Corporation's
                  Employee Stock Purchase Plan
(a)(1)(viii)      Agent Plan Administrator Direction Form (Transmittal - ESPP)
(a)(2)            None.
(a)(3)            Not applicable.
(a)(4)            Not applicable.
(a)(5)            Press Release issued by Farmers Capital Bank Corporation,
                  dated July 19, 2007.
(b)               Not applicable.
(d)(i)            Farmers Capital Bank Corporation's Non-Qualified Stock Option
                  Plan (incorporated herein by reference to Appendix A to the Company's Proxy Statement filed with the Commission on March
                  31, 1998 [File No. 000-14412]).
(d)(ii)           Form of Farmers Capital Bank Corporation Nonqualified Stock
                  Option Agreement
(d)(iii)          Farmers Capital Bank Corporation Employee Stock Purchase Plan
                  (incorporated herein by reference to Exhibit 10 to the Company's Form S-8 [Reg. No. 333-116801] filed with the
                  Commission on June 24, 2004).
(g)               Not applicable.
(h)               Not applicable.